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PHOTOELECTRON CORPORATION ANNOUNCES
RESTRUCTURING

LEXINGTON, Mass., May 6--Photoelectron Corporation (Nasdaq: PECX) a medical device and technology company serving the cancer treatment market, today announced a major restructuring and reduction in size of its workforce. The objectives of the restructuring are:

    --A dramatic reduction in operating costs

    --A re-focusing of development efforts on its key products

    --A remodeling of the Company's approach to sales and marketing

The reduction in staff numbers amount to about 25 people, representing approximately 50% of the total workforce. The accompanying reduction in operating costs is expected to be in the order of 65%. Mr. Peter M. Nomikos, Chairman of the Board and Chief Executive Officer of the Company stated, "We are indeed sorry to part with some of our talented and hard working colleagues. However, it was judged necessary to reduce costs to a bearable level and to concentrate our efforts on critical product development areas".

The critical development areas are those intended to broaden the clinical applicability of the Company's main product, the Photon Radiosurgery System
(PRS). In the United States, the system is currently marketed for treatment of brain tumors. A new range of treatment "applicators" are scheduled to be released, subject to FDA clearance, towards the end of 1999 which should broaden the range of recognized treatments to tumors throughout the body. In conjunction with "applicators" designed to be placed inside tumor cavities after surgery, the system has already been used in clinical trials to treat tumors of the breast and bowel. Dr Euan Thomson, President and Chief Operating Officer of the Company, added "We are confident that we are retaining an excellent team, capable of manufacturing to our current requirements and continuing development of the system".

Part of the reorganization includes a new approach to sales and marketing. Strategic partners will now be sought to manage distribution of the PRS.
Dr. Thomson stated: "It is difficult for a small company such as Photoelectron to achieve the global sales coverage necessary to successfully market such a high technology product. We feel that our best approach will be to link our efforts with one or more established companies who already support a broad product range". The Company is engaged in discussions with several companies concerning distribution arrangements.

The Company had previously disclosed that as of January 2, 1999 the Company had cash on hand sufficient to permit it to continue operations for approximately six months. The reduction in cash expenditures announced today is expected to extend operations through December 31, 1999, without factoring in any additional revenues that are expected to be derived from sales of the PRS.

Photoelectron intends to engage the services of an investment banker to advise the Company with respect to strategic alternatives intended to enhance stockholder value and to investigate possibilities for raising supplementary funds.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Any statements which are not historical facts contained in this release are forward looking statements that involve risk and uncertainties, including but not limited to those relating to product demand, pricing, market acceptance, the effect of economic conditions, the validity and enforceability of intellectual property technology development, the ability to complete transactions, and other risks identified in the Company's Securities and Exchange Commission filings.